SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3

TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

FMB Equibanc, Inc.

(Name of Issuer)

Leonard H. Blount	William S. Hatcher
F. Wendell Brannen	Andrew C. Oliver
Gary Davis	Dwayne E. Rocker
Gerald M. Edenfield	Frank C. Rozier III
Charles R. Nessmith	Billy G. Tyson
Dr. William B. Nessmith

(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Charles R. Nessmith

President and Chief Executive Officer

FMB Equibanc, Inc.

201 North Main Street

Statesboro, Georgia 30458

(912) 489-2600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

W. Thomas King, Esq.

Smith, Gambrell & Russell, LLP

1230 Peachtree Street

Promenade II, Suite 3100

Atlanta, Georgia 30309

(404) 815-3678

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$805,101*	$24.72

*	For purposes of calculating the fee only. This amount assumes 15,043 shares of common stock of the subject company will be exchanged for 15,043 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of June 30, 2007, which was $53.52 per share. The amount of the filing fee equals $30.70 per every $1,000,000 in aggregate transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$0

Form or Registration No.:	Schedule 13E-3

Filing Party:	FMB Equibanc, Inc.

Date Filed:	October 3, 2007

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with an amendment to the articles of incorporation of FMB Equibanc, Inc. (the “Company”), which provides for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record who hold fewer than 200 shares into shares of the Company’s Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300, to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). A copy of the Articles of Amendment containing the proposed amendment is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule (the “Proxy Statement”). The Proxy Statement is being filed under cover of Schedule 14A, pursuant to Regulation 14A of the Exchange Act, and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders, at which the Company’s shareholders will consider and vote upon the proposed amendment.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of a Special Meeting of Shareholders, contained in Exhibit 1, and to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Shares Outstanding,” and INFORMATION ABOUT FMB EQUIBANC AND ITS AFFILIATES—Market for Common Stock and Dividends” and

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Schedule is c/o FMB EQUIBANC, INC., 201 North Main Street, Statesboro, Georgia 30458, telephone (912) 489-2600. Each filing person is a citizen of the United States and, except for Dwayne E. Rocker, is a director of the Company. Charles R. Nessmith is also the President and Chief Executive Officer of the Company. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FMB EQUIBANC AND ITS AFFILIATES—Directors and Executive Officers.”

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval” and “SPECIAL FACTORS—Purpose of the Reclassification,—Reasons for the Reclassification,—Effects of the Reclassification on Affiliated Shareholders,—Effects of the Reclassification on Shareholders Generally,—Effects of the Reclassification on Unaffiliated Shareholders,—Recommendation of the Board of Directors; Fairness of the Reclassification, and—Federal Income Tax Consequences of the Reclassification.”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Alternatives Considered—Business Combination and—Recommendation of the Board of Directors; Fairness of the Reclassification—Substantive Fairness.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The shares of common stock reclassified as Series A Preferred Stock in the transaction will be cancelled and become authorized-but-unissued common stock. Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;

(2) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;

(3) any material change in the Company’ present dividend rate or policy or in its indebtedness or capitalization;

(4)    any change in the Company’s present board of directors or management, including, but not limited to, plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract, provided that, unrelated to the Reclassification, the board of directors is considering increasing the number of board members from ten directors to eleven directors;

(5) any other material change in the Company’s corporate structure or business;

(6)    any class of the Company’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)    except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company common stock under the Exchange Act, any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8) except as described in response to Item 7, the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS—Purpose of the Reclassification,—Alternatives Considered,—Reasons for the Reclassification,—Effects of the Reclassification on FMB Equibanc,—Effects of the Reclassification on Affiliated Shareholders,—Effects of the Reclassification on Unaffiliated Shareholders,—Effects of the Reclassification on Shareholders Generally,—Determination of Fairness by FMB Equibanc Affiliates,—Federal Income Tax Consequences of the Reclassification and—Pro Forma Effect of the Reclassification,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reclassification and—Determination of Fairness by FMB Equibanc Affiliates.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reclassification.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Effects of the Reclassification on FMB Equibanc—Negative Effects—Financial Effects of the Reclassification.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FMB EQUIBANC AND ITS AFFILIATES—Stock Ownership by Affiliates and—Recent Affiliate Transactions in FMB Equibanc.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reclassification.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and to Appendices C and D thereto.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies.”

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits

1. Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Articles of Amendment to the Articles of Incorporation

Appendix B	Article 13 of the Georgia Business Corporation Code

Appendix C	FMB Equibanc, Inc. and Subsidiaries Consolidated Financial Statements for the Years Ended December 31, 2006 and 2005

Appendix D	FMB Equibanc, Inc. and Subsidiaries Consolidated Financial Statements for the Six Months Ended June 30, 2007

(Incorporated by reference to the preliminary proxy statement relating to this transaction filed under cover of Schedule 14A.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2007

FMB EQUIBANC, INC.

By:	/s/ Charles R. Nessmith
Charles R. Nessmith President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Charles R. Nessmith and Frank C. Rozier, III as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Rule 13e-3 Transaction Statement on Schedule 13E-3, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitutes, could lawfully do or cause to be done by virtue hereof.

OTHER FILING PERSONS:

/s/ Leonard H. Blount
Leonard H. Blount

/s/ F. Wendell Brannen
F. Wendell Brannen

/s/ Gary Davis
Gary Davis

/s/ Gerald M. Edenfield
Gerald M. Edenfield

/s/ William S. Hatcher
William S. Hatcher

/s/ Charles R. Nessmith
Charles R. Nessmith

/s/ Dr. William B. Nessmith
Dr. William B. Nessmith

/s/ Andrew S. Oliver
Andrew S. Oliver

/s/ Dwayne E. Rocker
Dwayne E. Rocker

/s/ Frank C. Rozier, III
Frank C. Rozier, III

/s/ Billy G. Tyson
Billy G. Tyson

EXHIBIT INDEX

1.	Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Articles of Amendment to the Articles of Incorporation

Appendix B	Article 13 of the Georgia Business Corporation Code

Appendix C	FMB Equibanc, Inc. and Subsidiaries Consolidated Financial Statements for the Years Ended December 31, 2006 and 2005

Appendix D	FMB Equibanc, Inc. and Subsidiaries Consolidated Financial Statements for the Six Months Ended June 30, 2007

(Incorporated by reference to the preliminary proxy statement relating to this transaction filed under cover of Schedule 14A)